Filed Pursuant to Rule 433

Free Writing Prospectus dated September 27, 2023

Relating to Preliminary Prospectus Supplement dated September 27, 2023 and Prospectus dated March 22, 2023

Registration No. 333-270754

FINAL TERM SHEET

September 27, 2023

$500,000,000 6.875% Senior Notes due 2034

Issuer:	Pilgrim’s Pride Corporation

Principal Amount:	$500,000,000

Gross Proceeds:	$490,205,000

Coupon (Interest Rate):	6.875%

Price to Public:	98.041%

Yield to Maturity:	7.140%

Spread to Benchmark Treasury:	250 basis points

Benchmark Treasury:	UST 3.875% due August 15, 2033

Benchmark Treasury Price and Yield:	93-31+; 4.640%

Maturity	May 15, 2034

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2024.

Redemption Provision(s):	Prior to February 15, 2034 (which is the date that is three months prior to the maturity of the notes), the Issuer may redeem the notes, in whole or in part, pursuant to a “make-whole” call at the applicable Treasury Rate plus 37.5 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the redemption date of the notes is on or after February 15, 2034, the redemption price will equal 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (as described more fully in the prospectus supplement under “Description of Notes–Optional Redemption”).

Use of Proceeds:	The Issuer intends to apply the net proceeds from the offering, together with cash on hand, to pay the tender price of any 5.875% Senior Notes due 2027 (the “2027 Notes”) tendered in the tender offer commenced by the Issuer concurrently with this offering and to redeem any 2027 Notes that remain outstanding following the consummation of such tender offer.

Ratings:*	Ba3/BBB-/BBB-

Trade Date:	September 27, 2023

Settlement Date:

October 12, 2023 (T + 10)

We expect that delivery of the notes will be made against payment therefor on or about October 12, 2023. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the delivery of the notes may be required, by virtue of the fact that the notes initially will settle on October 12, 2023, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before the delivery of the notes should consult their own advisors.

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

CUSIP Number:	72147K AL2

ISIN Number:	US72147KAL26

Book-Running Manager(s):	Barclays Capital Inc. BMO Capital Markets Corp. ING Financial Markets LLC Mizuho Securities USA LLC Rabo Securities USA, Inc. RBC Capital Markets, LLC Regions Securities LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Capital Inc. and Mizuho Securities USA LLC, as representatives, can arrange to send you the prospectus if you request it by calling or e-mailing Barclays Capital Inc. at 1-888-603-5847 or barclaysprospectus@broadridge.com or Mizuho Securities USA LLC at 1-866-271-7403.